UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70724

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CrowdStreet Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

98 San Jacinto Blvd, Suite 400
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Brown	(917) 696-8331	sbrown@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

1125 NW Couch St Suite 600	Portland	OR	97209
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristen Howell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CrowdStreet Capital, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Virginia
County of Prince William county
The foregoing instrument was subscribed and sworn before me on 03/28/2025 by Kristen Leigh Howell.

Farhana Rahman
Notary Public   My commission expires: 10/31/2025

Signature: Kristen Leigh Howell
Title: President   03/28/2025

Farhana Rahman
REGISTRATION NUMBER
7923005
COMMISSION EXPIRES
October 31, 2025

Notarized remotely online using communication technology via Proof.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CrowdStreet Capital, LLC

Table of Contents

Deloitte.

Deloitte & Touche LLP
1125 Northwest Couch Street
Suite 600
Portland, OR 97209-4156
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit & Risk Committee of CrowdStreet, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CrowdStreet Capital LLC (the "Company") as of December 31, 2024, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 3 to the financial statements, the Company engages in related party transactions with its parent, CrowdStreet, Inc. Such transactions are not necessarily indicative of amounts that would be exchanged between unrelated parties in an "arms-length" transaction. Consequently, the Company's transactions with its parent could give rise to operating results or financial positions significantly different from those that would have resulted if the Company was autonomous. Our opinion is not modified with respect to this matter.

Report on Supplemental Schedules

The accompanying supplemental schedules of Computation of Net Capital, Computation for Determination of Customer Reserve Requirements and Information Relating to the Possession and Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2024, (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

Portland, Oregon

March 27, 2025

We have served as the Company's auditor since 2022.

Deloitte.

Deloitte & Touche LLP
1125 Northwest Couch Street
Suite 600
Portland, OR 97209-4156
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit & Risk Committee of CrowdStreet, Inc.

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exemption Report"), in which CrowdStreet Capital LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2024, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

Portland, Oregon

March 27, 2025

We have served as the Company's auditor since 2022.

CrowdStreet Capital, LLC

Statement of Financial Condition

		December 31, 2024
Assets		
Cash	$	1,790,751
Intercompany receivable from parent		35,250
Prepaid expenses and other assets		68,234
Total assets	$	1,894,235
Liabilities and Member's Equity		
Liabilities		
Accounts payable and other liabilities		57,500
Intercompany payable to parent		482,012
Total liabilities		539,512
Member's Equity		
Contributed capital		2,507,500
Accumulated deficit		(1,152,777)
Total member's equity		1,354,723
Total liabilties and member's equity	$	1,894,235

See accompanying notes to the financial statements

CrowdStreet Capital, LLC
Statement of Operations

	Year Ended December 31, 2024
Revenues	
Placement fees	$ 1,928,714
Total revenue	1,928,714
Expenses	
Parent shared services	1,737,548
Professional fees	30,000
Regulatory and compliance costs	281,837
Training	2,582
Total expenses	2,051,967
Operating loss	(123,253)
Interest income	7,060
Net loss	$ (116,193)

See accompanying notes to the financial statements

CrowdStreet Capital, LLC

Statement of Changes in Member's Equity

Balance, January 1, 2024	$	1,470,916
Net loss		(116,193)
Balance, December 31, 2024	$	1,354,723

See accompanying notes to the financial statements

CrowdStreet Capital, LLC

Statement of Cash Flows

		Year Ended December 31, 2024
Cash flows from operating activities		
Net loss	$	(116,193)
Adjustments to reconcile net loss to net cash used in operating activities		
Prepaid expenses and other assets		(9,707)
Intercompany receivable from parent		(35,250)
Accounts payable and other liabilities		25,000
Intercompany payable to parent		127,167
Net cash used in operating activities		(8,983)
Net change in cash and cash equivalents		(8,983)
Cash - beginning balance		1,799,734
Cash - end of period	$	1,790,751

See accompanying notes to the financial statements

Notes to Financial Statements

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

CrowdStreet Capital LLC (the "Company"), a Delaware corporation organized in April 2018, is a wholly owned subsidiary of CrowdStreet Inc. (the "Parent"), a privately held company operating an online marketplace for commercial real estate ("CRE") investing. The marketplace software offers investments in institutional-level CRE assets managed by Sponsors seeking capital.

Effective May 2, 2022 the Company is registered and licensed as a broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company acts as an introducing broker-dealer, connecting investors to private CRE securities offered on the Parent's website. As a registered broker-dealer, the Company is subject to the regulations and oversight of the SEC and the Financial Industry Regulatory Authority ("FINRA") to ensure compliance with securities laws and protect the interests of its clients.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Recently Adopted Accounting Standards

In November 2023, the FASB issued guidance to incrementally add disclosures for public entities' reporting segments including significant segment expenses and other segment items. The Company adopted the guidance for the annual reporting period ended December 31, 2024. Refer to Note 6, Segments, for the expanded disclosures.

Use of Estimates

In preparing financial statements in conformity with GAAP, management makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Estimates, by nature, involve judgment and uncertainties. Estimates include expense allocations from the Parent for shared resources such as technology infrastructure and administrative services.

In accordance with GAAP, the Company adheres to an Expense Sharing Agreement ("ESA") with the Parent to appropriately attribute the cost of resources utilized by the Company from shared resources of the Parent. An allocation model is used which includes estimates of time and resources used at the department level.

Concentrations of Risk

Concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains cash deposits in banks offering protection by the Federal Depository Insurance Company ("FDIC") up to $250,000. The amount deposited in excess of the FDIC limit is swept into a demand deposit FDIC insured cash sweep account ("ICSA"). On a daily basis, if the balance of the checking account is greater than the FDIC insurance limit, the excess funds are transferred into the ICSA. Use of the ICSA ensures all deposits are fully insured.

The Company operates with shared services provided by the Parent company, including technology infrastructure and administrative functions. This reliance on the Parent creates a concentration of risk, as disruptions or changes in the availability or pricing of these services could negatively impact the Company's operations and financial performance.

100% of the Company's intercompany receivable as of December 31, 2024 is due from the Parent. Three customers accounted for approximately 20.0%, 16.6%, and 11.0%, respectively, of the Company's revenue for the year ended December 31, 2024.

The Company relies on its continued compliance with regulations of the SEC, SIPC, and FINRA to conduct operations.

Client Segregated Funds under Rule 15c3-3

The Company does not have any cash segregated and on deposit for regulatory purposes that would be pursuant to rule 15c3-3, reserved for the exclusive benefit of clients as of the end of fiscal year 2024.

Revenue Recognition

The Company records revenue in accordance with the guidance issued by Financial Accounting Standards Board ("FASB") for recognizing revenue from contracts with customers. The revenue guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services (i.e., the transaction price). Revenue is recognized when a performance obligation is satisfied, which is when the promised goods or services are transferred to the customer. Transfer occurs when the customer takes control of the promised good or service. A customer obtains control of a good or service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. Performance obligations are satisfied either over time or at a point in time. When determining the transaction price under the revenue guidance, an entity may recognize variable consideration only to the extent that it is probable to not be significantly reversed.

The Company earns placement fee revenue, calculated as a percentage of capital raised, by acting as an introducing broker-dealer for Sponsors listing CRE offerings on the Parent's website. Recognition occurs at a point in time, once funds have been raised, the contractual closing requirements have been met, and the customer obtains control of the capital.

Income Taxes

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Consequently, no provision for income taxes is included in the accompanying financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS & PARENT SHARED SERVICES

The Company and Parent operate with a shared services model to efficiently support their collective operations. The shared services model includes a single pay company, centralized procure-to-pay and quote-to-cash, common system architecture, and common controls. To attribute the shared services cost of resources utilized by the Company, an allocation model is utilized which classifies costs as direct or attributed expenses.

Direct expenses are costs which distinctly benefit the Company, such as FINRA licensing fees. Direct expenses are fully recognized at the Company.

Attributed expenses are either fixed, or variable formulaic. Fixed formulaic shared service expenses are estimated by a direct driver of the expense, such as estimated utilization measured in hours or square footage. Fixed formulaic costs are generally consistent each period. Variable formulaic shared service expenses vary each period. They are Parent operating expenses attributed at the department level to the Company based on an indirect relationship, such as the Company's relative amount of revenue compared to the consolidated Parent in a given period.

Expense allocations are calculated on a quarterly basis.

The components of the Parent Shared Services allocation are provided in the table below:

		2024
Fixed Formulaic - Rent	$	23,750
Fixed Formulaic - Compensation		375,000
Variable Formulaic		1,338,798
Total Allocated Costs	$	1,737,548

These related party transactions with the Parent are not necessarily indicative of amounts that would be exchanged between unrelated parties in an "arms-length" transaction. Consequently, the Company's transactions with its Parent could give rise to operating results or financial positions significantly different from those that would have resulted if the Company was autonomous. As of December 31, 2024 the Company had intercompany payable of $482,012 and intercompany receivable of $35,250, respectively. The intercompany payable amount primarily consists of payables to the Parent for shared services, as discussed above. The intercompany receivable balance pertains to the placement fee revenue received by the Parent on behalf of the Company. The Company does not charge or pay interest to the Parent on outstanding intercompany receivable and payable balances.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, complies with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital equal or more than the highest minimum requirement applicable to its aggregate indebtedness and minimum net capital requirement of $5,000.

In addition, the ratio of aggregate indebtedness to net capital may not exceed 15:1. As of December 31, 2024, the Company's net capital and excess net capital amounts were $1,251,239 and $1,215,272, respectively. The minimum net capital required was $35,967. The Company's aggregate indebtedness to net capital ratio as of December 31, 2024 was 43.12%. The Company was in compliance with such requirements.

NOTE 5 - LITIGATION

The Company was named in multiple arbitration actions in 2023 and 2024 in connection with private placement offerings launched prior to the Company becoming active. The Company had no involvement with those offerings and is not properly named as a party. Management has consulted with counsel and has evaluated the impact of these events on the Company and does not anticipate the aggregate liability arising out of these matters will have a material effect on the Company's results of operations, financial position or cash flows. Due to uncertainties surrounding the outcome of these matters, management cannot reasonably estimate the possible loss or range of loss that may arise from these matters.

NOTE 6 - SEGMENTS

The Company is engaged in a single line of business and acts as an introducing broker-dealer in CRE securities offerings on the Parent's website. The Company has identified its President as the chief operating decision maker ("CODM"), who uses revenue, net income, and cash flows to evaluate the results of the business and manage the Company. The CODM is regularly provided with assets, revenue, and expenses as presented in the statements of financial condition and operations. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment,

because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 2).

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 27, 2025, the date of financial statement issuance, and has determined that there are no events which require recognition or disclosure.

Supplemental Information

Computation of Net Capital

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission.
There are no differences between the below computation and the corresponding computation in the Company's unaudited FOCUS Report Part IIA on FormX-17a-5 as of December 31, 2024, filed by the Company on January 24, 2025.

	December 31, 2024
Net Capital	
Total member's equity	$ 1,354,723
Deductions	
Nonallowable assets	
Prepaid expenses and other assets	68,234
Intercompany receivable	35,250
Net capital	**$1,251,239**
Required net capital	35,967
Excess net capital	**$1,215,272**
Aggregate Indebtedness	539,512
Ratio of Aggregate Indebtedness to Net Capital	43.12%

Supplemental Information

Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934

The Company has no possession or control obligations under SEA Rule 15c3-3 or reserve deposit obligations under SEA Rule 15c3-3 because its business activities are limited to serving as placement agent for private investment funds. The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

As defined in Rule 15c3-3 of the Securities Exchange Act of 1934, The Company met the conditions of footnote 74 throughout the year ended December 31, 2024 without exception.

CROWDSTREET

CrowdStreet Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business to advising clients on mergers and acquisitions, capital raising and other advisory services and the company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CrowdStreet Capital, LLC

I, Kristen Howell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: Kristen Leigh Howell

Title: President

Date: 03/28/2025

2) Filed as a Public Document in Accordance with Rule17a-5(e)(3) of the Securities Exchange Act of 1934

CrowdStreet Capital, LLC

Statement of Financial Condition for the year ended December 31, 2024

SEC ID 8 – 70724

Filed as a Public Document in Accordance with Rule17a-5(e)(3) of the Securities Exchange Act of 1934